UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SharpLink Gaming Ltd.
(Name of Issuer)
Ordinary Shares, NIS 0.06 per share
(Title of Class of Securities)
M8273L 102
(CUSIP Number)
Christian Peterson 333 Washington Avenue North, Suite 104 Minneapolis, MN 55401 612-568-8698
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8273L 102

1	NAMES OF REPORTING PERSONS
SportsHub Games Network, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	source of funds (see instructions)
OO

5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,893,803

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,893,803

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,893,803

12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage is based upon 14,815,881 Ordinary Shares outstanding as of July 26, 2021, as reported by the Issuer in its Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on July 27, 2021.

Page 2 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, par value NIS 0.06 per share, of SharpLink Gaming Ltd., a company formed under the laws of Israel (the “Issuer”), 333 Washington Avenue North, Suite 104, Minneapolis, MN 55401.

Item 2.	Identity and Background.

(a)          This Schedule 13D is filed by SportsHub Games Network, Inc. (the “Reporting Person”).

(b)          The Reporting Person is a corporation organized under the laws of the State of Delaware.

(c)	The Reporting Person’s principal business is the provision of services related to online fantasy sports and other sports-related games.

(d)          The Reporting Person’s principal office is located at 333 Washington Avenue North, Suite 104, Minneapolis, MN 55401.

(e)
During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares covered by this Schedule 13D were acquired by the Reporting Person effective as of July 26, 2021, as a result of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated April 15, 2021 (the “Merger Agreement”), among the Issuer, SharpLink, Inc., a Minnesota corporation (“Old SharpLink”) and New SL Acquisition Corp. (“Merger Sub”), as described by the Issuer in its Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on July 27, 2021.  Pursuant to the Merger Agreement, Merger Sub was merged with an into Old SharpLink, with Old SharpLink remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”).  In connection with the Merger, all of the outstanding shares of Old SharpLink capital stock were automatically exchanged for shares of the Issuer’s capital stock. The shares acquired by the Reporting Person and reported on this Schedule 13D were issued to the Reporting Person in exchange for shares of Old SharpLink capital stock previously held by the Reporting Person.

Item 4.	Purpose of Transaction.

The response to Item 3, above, is incorporated herein by reference.

Page 3 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 on the cover page to this Schedule 13D are incorporated herein by reference.

(b)	The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 on the cover page to this Schedule 13D are incorporated herein by reference.

(c)	Except as described herein, the Reporting Person has not had any transactions in the Ordinary Shares, par value NIS 0.06 per share, of the Issuer during the past 60 days.

(d)          Not applicable

(e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2021	SPORTSHUB GAMES NETWORK, INC. /s/ Christian Peterson By: Christian Peterson Its: Chief Financial Officer

Page 5 of 5 Pages